Teva’s Fremanezumab Meets all Primary & Secondary Endpoints Across Both Monthly and Quarterly
Dosing Regimens in Phase III Study in Episodic Migraine Prevention

Statistically and clinically significant results demonstrate fremanezumab’s efficacy and safety, including unique quarterly subcutaneous dosing regimen, and in patients already on preventive therapy

Follows positive results in chronic migraine announced by Teva last week, together representing major advance in the development of new treatment options for the millions of patients who suffer from this debilitating disease

Teva’s Phase III HALO program now complete, encompassing more than 2000 patients, meeting all 25 primary and secondary analyses across both monthly and quarterly dosing regimens in episodic and chronic migraine studies

Jerusalem, June 7, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced positive results from the second Phase III HALO study of fremanezumab (TEV-48125), an investigational treatment for the prevention of migraine. In the episodic migraine (EM) study, patients treated with monthly and quarterly fremanezumab experienced clinically and statistically significant improvements in all endpoints and 12 pre-specified analyses.

Participants in this trial had a mean of 9.1 migraine days per month and reported 39 days with functional impairment per quarter. In this severely affected population, Fremanezumab given monthly improved the average number of migraine days, relative to baseline, by 41.6% for the duration of the trial (-3.7 days vs. -2.2 days for placebo, p < 0.0001). Number of days with disability were decreased by 64.7% (p =0.0021) and medication consumption was decreased by 39.0%( p < 0.0001). The quarterly SC dose, which was uniquely tested in this program, also yielded highly significant results for decrease in migraine days (-3.4 days or 37.0%, p < 0.0001) and for all other comparisons. Also unique to this development, both dose regimens highly significantly improved migraine in subjects on stable doses of other prophylactic medications (-4.0 days for monthly dose vs -2.0 days for placebo, p = 0.001; -3.7 days for quarterly dose, p = 0.006).

All other pre-specified analyses were met and were highly statistically significant. The most commonly-reported adverse event in the study was injection site pain, with similar rates in the placebo and active groups.

“This is an extremely important development for Teva in our desire to make a meaningful difference to the millions of patients who suffer from migraine around the world,” said Dr. Yitzhak Peterburg, Interim President and CEO at Teva. “Based on these data, we are confident in the potential for fremanezumab to be a differentiated treatment within the migraine marketplace, and these results are a testament to the strength of Teva’s development capabilities.”

“Teva’s HALO trials are the only Phase III anti-CGRP studies to demonstrate efficacy with both monthly and quarterly dosing for chronic and episodic patients and in patients already receiving prevention therapies. This is a major advance on existing data. The efficacy and rapid onset, as both add-on and monotherapy, quarterly dosing, and effect on disability and quality of life indicate that this therapy has the potential to set new and different benchmarks in the relief of migraine suffering,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are immensely proud to be able to bring to the migraine community the hope that they might soon have a new option that could provide a meaningful reduction in the migraine burden patients habitually suffer.”

With topline readout of pivotal trials for fremanezumab in both episodic and chronic migraine complete, Teva is conducting full analysis across all endpoints with plans to present more detailed findings in peer-reviewed publications and at future scientific congresses. This includes results from the pivotal trial in chronic migraine at the upcoming American Headache Society (AHS) Annual Scientific Meeting this week and results from both pivotal chronic and episodic migraine trials at the Congress of the International Headache Society (IHC) later this year.

The data in this size of population of challenging patients, and the meeting of all 25 endpoints and analyses is unmatched in this field. Based on these results, Teva plans to submit a Biologics License Application to the U.S. Food and Drug Administration (FDA) for fremanezumab later this year in both episodic and chronic migraine with anticipated approval and launch in the second half of 2018.

“The terrible impact of migraine is often not fully recognized across the world,” said Marcelo Bigal, M.D., Ph.D., Chief Medical Officer and Head of Specialty Clinical Development at Teva. “Our unique development program will hopefully lead to patients having access to a new treatment option, either for use as stand-alone or as add-on therapy, as well as monthly or quarterly dosing.”

About the HALO Clinical Research Program
The Phase III HALO EM and CM studies were 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consisted of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug). More than 2,000 patients received at least one dose of fremanezumab in the HALO clinical program, the largest of any of the anti-CGRP compounds.

In the EM study, 873 patients were enrolled (256 per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 225 mg as a monthly dose for three months, fremanezumab at 675 mg at initiation followed by placebo for two months, or three monthly doses of matching placebo. The primary efficacy endpoint of the EM study was the mean change from baseline (28-day run-in period) in the monthly average number of migraine days during the 12-week period after the first dose of fremanezumab. Similar to the Phase II trials, both patients that were on monotherapy and stable doses of prophylactic medications were included in the trial.

About Fremanezumab (TEV-48125)
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month. Worldwide, approximately 90 percent of people diagnosed with migraine have episodic migraine and 10 percent have chronic migraine.

With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world and the 6th most disabling illness in the world. In the U.S., EU5 and Japan, nearly 75 million people suffer from episodic and chronic migraine – more than 38 million in the U.S. alone. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. There remains a significant medical need for treatments designed specifically to prevent migraine. According to recent analysis, the economic burden for migraine patients reaches approximately $78 billion per year in the U.S.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential benefits and commercialization of Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of Fremanezumab;

challenges inherent in product research and development, including uncertainty of obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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